UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2001

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	**(IRS Employer I.D. No.)**

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (309) 675-1000

Item 5. Other Events and Regulation FD Disclosure.

The following consists of Caterpillar Inc.'s Third Quarter results released on October 16, 2001. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

CATERPILLAR REPORTS THIRD-QUARTER RESULTS

PEORIA, Ill. -- Caterpillar Inc. (NYSE: CAT) today reported third-quarter sales and revenues of $5.06 billion and profit of $205 million or 59 cents per share. Sales and revenues were $277 million higher than third-quarter 2000, as a result of a 6 percent increase in physical sales volume and a 9 percent increase in Financial Products revenues.

Company profit was $11 million or 5 percent lower than third-quarter 2000 which was favorably impacted by a nonrecurring $39 million tax adjustment at Caterpillar Brasil Ltda. Excluding this adjustment to third-quarter 2000 results, profit increased $28 million primarily due to the higher sales volume. Profit was adversely impacted by cost inefficiencies caused by significant volume shifts at some manufacturing facilities and higher selling, general and administrative expenses (SG&A). SG&A increases were related to special projects for future growth and to improve long-term cost structure.

"Our financial performance in the third quarter continued to reflect the benefits of diversification, however several key industries we serve - especially truck engines - remained extremely weak," said Chairman and CEO Glen Barton. "While continuing economic uncertainty following last month's terrorist attacks will impact fourth-quarter sales volume to some extent, we expect to deliver full-year results close to our initial outlook. We're on track to achieve first-year bottom line benefits from our global implementation of 6 Sigma, a first for any company undertaking such an effort. Most importantly, our commitment to improve shareholder value by achieving our long-term growth and cost reduction goals is unwavering."

HIGHLIGHTS

THIRD-QUARTER 2001

- Sales and revenues of $5.06 billion were $277 million or 6 percent higher compared to third-quarter 2000. Revenues from Financial Products increased 9 percent.

- Sales inside the United States were 49 percent of worldwide sales, the same as a year ago.

- Profit was $205 million or 59 cents per share, up 16 percent excluding the nonrecurring tax adjustment to third-quarter 2000 results.

- Caterpillar Financial Services Corporation (Cat Financial), included in Financial Products, separately reported record revenues and profit after tax for third-quarter 2001.

- 218,000 shares were repurchased during the quarter. On September 30, 2001 there were 343.3 million shares outstanding.

- As previously announced, a quarterly dividend of 35 cents per share was declared. This maintains the dividend from the previous quarter.

OUTLOOK

While we expect full-year 2001 sales and revenues to be about flat with 2000, the economic environment for the fourth quarter is more uncertain than considered in prior outlooks. Due to the economic uncertainty, our current estimate is that fourth-quarter sales and revenues will be down slightly from fourth-quarter 2000, with full-year profit now projected to be down 10 to 15 percent.

Based on our preliminary outlook, worldwide sales and revenues are expected to be flat to up slightly in 2002. (Complete outlook begins on page 8.)

DETAILED ANALYSIS

THIRD-QUARTER 2001 COMPARED WITH THIRD-QUARTER 2000

Sales and revenues for the third-quarter 2001 were $5.06 billion, 6 percent higher than third-quarter 2000. Sales and revenues were $277 million higher than third-quarter 2000, as a result of a 6 percent increase in physical sales volume and a 9 percent increase in Financial Products revenues. Sales were unfavorably impacted by the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro and the Australian dollar). Company profit of $205 million or 59 cents per share was $11 million or 5 percent lower than third-quarter 2000 which was favorably impacted by a nonrecurring $39 million tax adjustment at Caterpillar Brasil Ltda. Excluding this adjustment to third-quarter 2000 results, profit increased $28 million or 16 percent primarily due to the higher sales volume. Profit was adversely impacted by cost inefficiencies caused by significant volume shifts at some manufacturing facilities and higher SG&A. SG&A increases were related to special projects for future growth and to improve long-term cost structure.

MACHINERY AND ENGINES

Sales

(Millions of dollars)	Total	North America	EAME *	Latin America	Asia/ Pacific
Third-Quarter 2001					
Machinery	$2,979	$1,674	$778	$218	$309
Engines **	1,720	888	452	174	206
	$4,699	$2,562	$1,230	$392	$515
Third-Quarter 2000					
Machinery	$2,776	$1,511	$753	$210	$302
Engines **	1,676	892	470	138	176
	$4,452	$2,403	$1,223	$348	$478

* Europe, Africa & Middle East and Commonwealth of Independent States

** Does not include internal engine transfers of $303 million in third-quarter 2001 and $331 million in third-quarter 2000. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Machinery sales were $2.98 billion, an increase of $203 million or 7 percent from third-quarter 2000. Physical sales volume increased 7 percent from a year ago.

Sales increased in all regions. In North America, sales increased primarily due to higher retail demand. In EAME, sales were up due to improved retail demand which more than offset the impact of dealer inventory reduction. Sales in Latin America were higher due to modest increases in inventories during the quarter in anticipation of higher fourth-quarter retail sales. Sales in Asia/Pacific increased due to higher retail demand.

Engine sales were $1.72 billion, an increase of $44 million or 3 percent from third-quarter 2000. Physical sales volume increased 6 percent, partially offset by unfavorable price realization, due in part to the impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars.

The increase in physical sales volume resulted from continuing strong demand for power generation products, particularly in North America, and significantly higher sales to oil and gas industries and marine applications. Sales of engines to North American truck OEMs remained depressed.

Operating Profit

(Millions of dollars)	Third-Quarter 2001	Third-Quarter 2000
Machinery	$173	$143
Engines	133	151
	$306	$294

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $30 million, or 21 percent from third-quarter 2000. The benefit from higher physical volume was partially offset by higher labor and energy-related costs.

Engine operating profit decreased $18 million, or 12 percent, from third-quarter 2000. The benefit of higher physical volume was more than offset by lower price realization and manufacturing inefficiencies related to significant swings in production levels.

Interest expense was favorable $2 million compared to a year ago.

Other income/expense reflects a net increase in expense of $22 million due to several small unfavorable items.

FINANCIAL PRODUCTS

Revenues for the third quarter were $417 million, up $31 million or 8 percent compared with third-quarter 2000 (excluding transactions with *Machinery and Engines*, revenues increased $30 million or 9 percent). The increase resulted primarily from a larger receivables portfolio at Cat Financial.

Before tax profit increased $38 million or 51 percent from third-quarter 2000. The increase resulted primarily from the higher gains on sales of receivables and improved interest rate spreads on the receivables portfolio at Cat Financial.

INCOME TAXES

Third-quarter tax expense reflects an estimated annual tax rate of 32 percent for both 2001 and 2000. However, third-quarter 2000 income tax expense was favorably affected by the reversal of a valuation allowance of $39 million at Caterpillar Brasil Ltda.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $8 million from third quarter a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Sales (including both sales to end users and deliveries to dealer rental operations) in North America were higher compared to third-quarter 2000 due to increased demand in both the United States and Canada. Sales were up sharply in mining due to continued strong demand from the coal mining industry. Sales into waste, agriculture and heavy construction also increased. Sales to quarry & aggregates, general construction, forestry and the industrial sectors declined from a year ago.

Sales increased in EAME as a result of higher demand throughout the region in mining, general construction, forestry, heavy construction, waste, agriculture and quarry & aggregates. Sales into industrial applications declined.

In Latin America, sales declined due to lower sales into mining, heavy construction and industrial sectors. Sales into general construction remained near year-earlier levels.

Sales in Asia/Pacific were higher. Sales increases in mining, heavy construction and agriculture more than offset lower sales into forestry, industrial, general construction and quarry & aggregates.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at the end of the third quarter were lower than a year ago and, compared to current selling rates, declined in all regions.

Engine Sales to End Users and OEMs

Sales in North America increased. Sharply higher sales of engines to oil and gas industries, continued strong demand for power generation products and higher sales to marine commercial applications more than offset continued weakness in sales to North America on-highway truck OEMs and lower sales to industrial users.

EAME sales declined due to lower demand from industrial, oil and gas and marine applications. In Asia/Pacific, sales increased due to higher demand from oil and gas industries and marine applications. In Latin America, sales were lower in all applications.

CONDENSED CASH FLOW

Net free cash flow (profit after tax adjusted for depreciation, changes in working capital, capital expenditures, and dividends) for *Machinery and Engines* was $71 million through the third quarter of 2001, a decrease of $513 million from 2000. This decrease was primarily due to lower profit after tax, an increase in working capital and capital expenditures excluding equipment leased to others.

For the Nine Months Ended (Millions of dollars)	Consolidated		Machinery & Engines *		Financial Products	
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Profit after tax	$638	$789	$638	$789	$170	$124
Depreciation and amortization	872	798	636	616	236	182
Change in working capital - excluding cash, debt and dividends payable	(833)	(449)	(182)	17	(523)	(375)
Capital expenditures excluding equipment leased to others	(686)	(535)	(668)	(508)	(18)	(27)
Expenditures for equipment leased to others, net of disposals	(344)	(311)	1	15	(345)	(326)
Dividends paid	(354)	(345)	(354)	(345)	(5)	(29)
Net Free Cash Flow	**(707)**	**(53)**	**71**	**584**	**(485)**	**(451)**
Other significant cash flow items:						
Treasury shares purchased	(43)	(397)	(43)	(397)	-	-
Net (increase) decrease in long-term finance receivables	241	(396)	-	-	241	(396)
Net increase (decrease) in debt	1,095	858	208	(106)	798	959
Investments and acquisitions - (net of cash acquired)	(396)	(86)	(109)	(77)	(287)	(9)
Other	(292)	(76)	(230)	(125)	(266)	(132)
Change in cash and short-term Investments	$(102)	$(150)	$(103)	$(121)	$1	$(29)

* Represents Caterpillar Inc. and its subsidiaries, except for *Financial Products* which is accounted for on the equity basis.

Note: Due to the acquisition of the remaining interests in companies previously accounted for on an equity basis, and the subsequent consolidation of these companies, certain amounts have been removed from "Change in working capital – excluding cash, debt and dividends payable" (2001 and 2000) and "Capital expenditures excluding equipment leased to others" (2000) and included in "Investments and acquisitions" or "Other".

EMPLOYMENT

At the end of third-quarter 2001, Caterpillar's worldwide employment was 71,927 compared with 67,510 one year ago. Most of the increase occurred outside of the United States as we expanded operations to meet long-term objectives for future growth, including acquisitions which added 2,094 employees.

OUTLOOK

Summary of Key Macroeconomic Assumptions

World growth slowed sharply in the first nine months of 2001. As a consequence of the September 11 terrorist attacks in the U.S., this slowing of economic activity has become sharper. Weak overall economic growth is now expected to continue into 2002. Short-term negative shocks to U.S. investor/consumer confidence and a retrenchment in overall spending are occurring. The growth recovery, which we had previously expected to commence in the third quarter, is now expected to be delayed by several months. Absent further shocks, actions already taken and those expected to be taken by the U.S. Federal Reserve and Congress are projected to spark signs of a rebound in the U.S. economy by early 2002. Recovery is expected to be back on track by mid-year 2002, and is expected to gain momentum in the second half of the year, due to the extensive monetary/fiscal stimulus that has been put in place. Together with complementary stimulus measures in Europe, the U.K. and Canada, this recovery in the U.S. is projected to set the stage for a broader global recovery in the second half of 2002.

Update for 2001

The 2001 slowdown negatively impacted general construction machines, equipment services and further depressed demand for truck engines. Metal mining and forestry machine demand was already soft, and is expected to be down further in response to lower industrial commodity prices. Demand for heavy construction equipment is expected to remain at good levels, driven by higher infrastructure spending in the U.S. Demand for energy commodities had been strong through the first eight months of 2001, but the extended industrial slowdown caused prices of oil & gas to decline sharply beginning in September, and prices are expected to be under downward pressure for the next several months.

Company sales and revenues are estimated to be about flat in 2001, although the economic environment is more uncertain for the fourth quarter than considered in previous outlooks. Slightly higher sales in Europe and Latin America will be offset by slightly lower sales in North America while sales should be flat in Asia/Pacific. Financial revenues are expected to be up moderately. Risks to the worldwide sales and revenue outlook remain high as a result of the impact of the terrorist attacks, the worldwide response to those attacks and a sharper business slowdown. Due to the economic uncertainty, our current estimate is that fourth-quarter 2001 sales and revenues will be down slightly compared with fourth-quarter 2000, resulting in full-year profit projected to be down 10 to 15 percent.

Preliminary 2002 Outlook for Sales and Revenues

Based on the key macroeconomic assumptions described above for 2002, we would expect worldwide industry sales to be flat to up slightly compared with 2001. In this environment, we would expect company sales and revenues to perform at least as well.

<center>*   *   *</center>

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on October 16, 2001. That filing is available from the SEC website at http://www.sec.gov/cgi-bin/srch-edgar?0000018230

Caterpillar's latest financial results, current outlook and quarterly conference call are also available via:

Telephone:
      (800) 228-7717 (Inside the United States and Canada)
      (858) 244-2080 (Outside the United States and Canada)

Internet:
      http://www.CAT.com/investor
      http://www.CAT.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
      Marsha Hausser
      Corporate Public Affairs
      309-675-1307
      hausser_marsha_m@CAT.com

Note: Information contained on our website is not incorporated by reference into this release.

<center>Financial Pages Follow</center>

CATERPILLAR INC.
CONDENSED CONSOLIDATED RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED
(Millions of dollars except per share data)

	Consolidated		Machinery &Engines *		Financial Products	
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Sales and revenues:						
Sales of Machinery & Engines	$4,699	$4,452	$4,699	$4,452	$ -	$ -
Revenues of Financial Products	357	327	-	-	417	386
Total sales and revenues	5,056	4,779	4,699	4,452	417	386
Operating costs:						
Cost of goods sold	3,669	3,471	3,669	3,471	-	-
Selling, general, and administrative expenses	638	590	557	526	92	74
Research and development expenses	167	161	167	161	-	-
Interest expense of Financial Products	161	186	-	-	167	202
Other operating expenses	80	60	-	-	80	60
Total operating costs	4,715	4,468	4,393	4,158	339	336
Operating Profit	341	311	306	294	78	50
Interest expense excluding Financial Products	69	71	69	71	-	-
Other income (expense)	23	25	(54)	(32)	34	24
Consolidated profit before taxes	295	265	183	191	112	74
Provision for income taxes	94	45	51	19	43	26
Profit of consolidated	201	220	132	172	69	48
Equity in profit of unconsolidated affiliates	4	(4)	2	(5)	2	1
Equity in profit of Financial Products subsidiaries	-	-	71	49	-	-
Profit	$205	$216	$205	$216	$71	$49
EPS of common stock	$0.60	$0.63				
EPS of common stock - assuming dilution	$0.59	$0.62				
Weighted average shares outstanding (thousands)						
Basic	343,320	344,506				
Assuming dilution	347,519	346,298				

* Represents Caterpillar Inc. and its subsidiaries, except for *Financial Products* which is accounted for on the equity basis. Transactions between *Machinery and Engines* and *Financial Products* have been eliminated to arrive at the Consolidated data.

CATERPILLAR INC.
CONDENSED CONSOLIDATED RESULTS OF OPERATIONS
FOR THE NINE MONTHS ENDED
(Millions of dollars except per share data)

	Consolidated		Machinery & Engines *		Financial Products	
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Sales and revenues:						
Sales of Machinery & Engines	$14,292	$14,133	$14,292	$14,133	$ -	$ -
Revenues of Financial Products	1,062	928	-	-	1,230	1,075
Total sales and revenues	15,354	15,061	14,292	14,133	1,230	1,075
Operating costs:						
Cost of goods sold	11,086	10,869	11,086	10,869	-	-
Selling, general, and administrative expenses	1,914	1,762	1,679	1,563	267	227
Research and development expenses	506	473	506	473	-	-
Interest expense of Financial Products	518	509	-	-	542	546
Other operating expenses	222	172	-	-	222	172
Total operating costs	14,246	13,785	13,271	12,905	1,031	945
Operating Profit	1,108	1,276	1,021	1,228	199	130
Interest expense excluding Financial Products	222	216	222	216	-	-
Other income (expense)	46	65	(130)	(74)	64	57
Consolidated profit before taxes	932	1,125	669	938	263	187
Provision for income taxes	297	319	199	254	98	65
Profit of consolidated	635	806	470	684	165	122
Equity in profit of unconsolidated affiliates	3	(17)	(2)	(19)	5	2
Equity in profit of Financial Products subsidiaries	-	-	170	124	-	-
Profit	$638	$789	$638	$789	$170	$124
EPS of common stock	$1.86	$2.27				
EPS of common stock - assuming dilution	$1.84	$2.25				
Weighted average shares outstanding (thousands)						
Basic	343,327	347,829				
Assuming dilution	347,191	350,071				

* Represents Caterpillar Inc. and its subsidiaries, except for *Financial Products* which is accounted for on the equity basis. Transactions between *Machinery and Engines* and *Financial Products* have been eliminated to arrive at the Consolidated data.

CATERPILLAR INC.
CONDENSED FINANCIAL POSITION
(Millions of dollars)

	Consolidated (Caterpillar Inc. and Subsidiaries)		
Assets	Sept. 30, 2001	Dec. 31, 2000	Sept. 30, 2000
Current assets:			
Cash and short-term investments	$232	$334	$398
Receivables – trade and other	2,644	2,608	2,471
Receivables – finance	6,187	5,471	5,620
Deferred income taxes	322	397	436
Prepaid expenses	1,128	1,019	871
Inventories	2,922	2,692	2,644
Total current assets	13,435	12,521	12,440
Property, plant, and equipment – net	6,311	5,951	5,585
Long-term receivables – trade and other	88	76	71
Long-term receivables – finance	5,854	6,095	5,984
Investments in unconsolidated affiliated companies	787	551	518
Deferred income taxes	979	907	908
Intangible assets	1,485	1,507	1,488
Other assets	964	856	846
Total Assets	$29,903	$28,464	$27,840
Liabilities			
Current liabilities:			
Short-term borrowings:			
-- Machinery & Engines	$241	$369	$168
-- Financial Products	988	602	442
Accounts payable	2,171	2,339	2,263
Accrued expenses	1,248	1,048	1,105
Accrued wages, salaries, and employee benefits	1,396	1,274	1,124
Dividends payable	-	117	-
Deferred and current income taxes payable	62	57	99
Long-term debt due within one year:			
-- Machinery & Engines	62	204	204
-- Financial Products	3,172	2,558	2,702
Total current liabilities	9,340	8,568	8,107
Long-term debt due after one year:			
-- Machinery & Engines	3,332	2,854	2,839
-- Financial Products	8,367	8,480	8,305
Liability for post-employment benefits	2,491	2,514	2,537
Deferred income taxes and other liabilities	496	448	507
Total Liabilities	24,026	22,864	22,295
Stockholders' Equity			
Common stock	1,044	1,048	1,049
Profit employed in the business	7,606	7,205	7,175
Accumulated other comprehensive income	(73)	23	(16)
Treasury stock	(2,700)	(2,676)	(2,663)
Total Stockholders' Equity	5,877	5,600	5,545
Total Liabilities and Stockholders' Equity	$29,903	$28,464	$27,840

Certain amounts for prior periods have been reclassified to conform with current financial statement presentation.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our Third Quarter 2001 Financial Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors
Our current outlook calls for a significant slowdown in growth in the U.S. economy in 2001. As a consequence of the September 11th terrorist attack on the United States, the growth recovery in the U.S. is expected to be delayed by one or two quarters. Our outlook assumes that the events of September 11th and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant economic shocks or sequence of shocks, there could be a more protracted negative impact on consumer spending and housing starts, which would negatively impact Company results.

U.S. growth is expected to pick up momentum in the first quarter of 2002 leading to a full recovery by the middle of 2002. Should recent interest rate and tax reductions fail to stimulate the U.S. economy as expected, leading to an extended recession, then sales of machines and engines would decline more sharply than expected in the final quarter of this year and would be negatively impacted in 2002 as well. The outlook also projects that economic growth is expected to improve in Asia Pacific, Europe, Africa & Middle East and Latin America. If, for any reason, these projected growth rates do not improve, sales would likely be lower than anticipated in the affected region. Recent economic weakness in Japan is leading to lower than expected growth in the Asia Pacific region, particularly Southeast Asia. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result. Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies.

In particular, our outlook assumes that Europe, the United Kingdom and Canada implements and commits to economic stimulus measures and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. In the first three quarters of 2001, however, the Japanese economy has shown surprising weakness, and this is having an impact on the outlook for the Asia Pacific region for full year 2001 and for 2002. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the finance minister in Argentina successfully restores investor confidence in government policies. A reversal or setback by any of these governments could result in greater economic and financial uncertainty and a weaker economy. Our outlook also assumes that currency and stock markets remain relatively stable, and that world oil prices move down. If currency markets experienced a significant increase in volatility, and/or stock markets do not recover, uncertainty would increase, both of which would probably result in slower economic growth and lower sales. In addition, an eruption of political violence in the Middle East could lead to oil supply disruptions and resumed upward pressure on oil prices. In this case inflation pressures would move up again and interest rates would be higher than currently projected, leading to slower world economic growth and lower Company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken Company sales.

Commodity Prices
The outlook for our sales also depends on commodity prices. Our outlook for moderate worldwide economic growth in 2001 suggested that industrial metals prices would be about flat on average in 2001. Recent declines in industrial production in Europe and Japan have exacerbated the depth and duration of the expected slowdown, and industrial metal prices are expected to experience additional downward pressure in the second half of 2001. As a result, machine sales to the industrial metals area could come under downward pressure in the final quarter of 2001 through the first half of 2002. Oil prices are expected to decline from an average of about $30 to $32 a barrel in 2000 to an average of $25 to $30 a barrel in 2001 and $22 to $26 a barrel in 2002. Agricultural prices are projected to be up slightly in 2001 and 2002. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices are expected to be up in 2001. Industry sales to the agriculture equipment sector are expected to be up slightly in 2001 and 2002.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and lower than expected sales to industrial metals and agriculture sectors.

Monetary and Fiscal Policies
For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve moved aggressively to reduce interest rates in 2001. This action, together with federal tax cuts is expected to stimulate a full recovery in U.S. growth in 2002. On the other hand, the European Central Bank has not yet lowered interest rates aggressively in response to slower economic growth and a weak agriculture sector in 2001, and machine and engine demand in Europe is likely to be lower than expected in 2001 and 2002.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for lower U.S. growth in 2001, with GDP flat to down slightly in the second half of 2001. Recovery is expected to begin in the first half of 2002. If, for whatever reason, the U.S. were to enter an extended recession through the first half of 2002, then demand for Company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors
Political factors in the U.S. and abroad have a major impact on global companies. The U.S. Congress recently enacted a tax cut to be effective in the third and fourth quarters of 2001 and in 2002. However, renewed political uncertainty in Japan is contributing to a decline in business confidence, asset values and capital investment in Japan. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant expected political developments in Latin America, Asia, and Europe, Africa and the Middle East which are expected to take place in the final quarter of 2001 and 2002 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower Company sales.

Currency Fluctuations
Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Further, since the Company's largest manufacturing presence is in the U.S., a sustained overvalued dollar could have an unfavorable impact on our global competitiveness.

Dealer Practices
A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that inventory to sales ratios will be somewhat lower at the end of 2001 than at the end of 2000. If dealers reduce inventory levels more than anticipated, Company sales will be adversely impacted.

Other Factors
The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000, there was a material increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment, and the company expects a similar positive impact of higher highway construction activity on machine sales in 2001. If funding for highway and airport construction in 2001 is delayed, or is concentrated on bridge repair, sales could be negatively impacted. We are projecting further increases in highway/airport public spending in 2002. If these spending plans are reduced by Federal and/or state governments, machine sales would be lower than current projections.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company is required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. However, EPA is currently in the process of setting new levels for these non-conformance penalties. Our outlook assumes that complying with the Consent Decree will not materially impact our results. If, however, Caterpillar must pay non-conformance penalties and EPA imposes penalty levels higher than anticipated, our sales revenues could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: /s/ R. Rennie Atterbury III
_____
     R. Rennie Atterbury III
     Vice President

October 16, 2001